SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

EMAIL ADDRESS Mike.ringler@SKADDEN.COM	525 UNIVERSITY AVENUE PALO ALTO, CALIFORNIA 94301 ——— TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com April 10, 2020

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[VIA EDGAR]

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Melissa Gilmore

Ms. Melissa Raminpour

Ms. Sherry Haywood

Ms. Erin Purnell

Re:	XRAY-TWOLF HoldCo Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed March 26, 2020

File No. 333-236492

Dear Ladies and Gentlemen:

On behalf of our client, XRAY-TWOLF HoldCo Corporation, a Delaware corporation (the “Company”), we are providing its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received from the Staff by letter dated April 7, 2020 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-236492) (the “ S-4 Registration Statement”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the S-4 Registration Statement are being filed electronically via the EDGAR system today.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Amendment No. 1 to Form S-4 filed March 26, 2020

Exclusive Forum, page 190

1.

We note your response to comment 8. Please disclose whether the exclusive forum provision applies to actions arising under the Exchange Act. Please also describe any risks to investors, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In addition, please revise to address whether there is any question as to whether a court would enforce the provision. If the provision does not apply to actions arising under the Exchange Act, please also ensure that the governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 2 at page 42, page 191 and page 208.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (650) 470-4620 or mike.ringler@skadden.com or Peter P. Jones at (650) 470-4621 or peter.jones@skadden.com.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Paul Davis, Xperi Corporation (via e-mail)

Pamela Sergeeff, TiVo Corporation (via e-mail)

Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP (via e-mail)

Jon E. Gavenman, Cooley LLP (via e-mail)